UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024 (Report No. 1)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On November 11, 2024, SaverOne 2014 Ltd. (the “Company”) issued to YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”), an unsecured non-convertible promissory note (the “November 24 Promissory Note”) in the original principal amount of $1,000,000 (the “Principal Amount”). The November 24 Promissory Note will mature on November 11, 2025, bears an interest at a rate of 8%, and was issued with a 3% original issue discount. Pursuant to the terms of the November 24 Promissory Note, it will be repaid in 10 equal monthly installments beginning on the 90th day from the date of the issuance.

The outstanding Principal Amount and the accrued interest under the November 24 Promissory Note may be repaid in cash or with the proceeds of an Advance under the Standby Equity Purchase Agreement, dated July 16, 2024 (the “Purchase Agreement”) between the Company and Yorkville, pursuant to which the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) an aggregate subscription amount of up to $15 million (the “Commitment Amount”) of the Company’s American Depositary Shares (the “ADSs”). Pursuant to the Purchase Agreement, Yorkville has previously advanced the Company $3,000,000 of the Commitment Amount, as evidenced by convertible promissory notes convertible into the Company’s ADSs.

The foregoing description of the November 24 Promissory Note is qualified in its entirety by the terms and conditions of the November 24 Promissory Note, a copy of which is attached as Exhibit 99.1, and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Promissory Note Dated November 11, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa
	Title:	Chief Executive Officer

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